ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
July 19, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated), dated May 11, 2006;

2. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006, dated May 11, 2006;

3. Notice of Convocation of the 21st Ordinary General Meeting of Shareholders dated June 1, 2006;

4. Notice of Resolutions of the 21st Ordinary General Meeting of Shareholders dated June 22, 2006;

5. Business Report for the 21st Fiscal Period; and

6. Brief Description of Japanese Language Documents.

7/24

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese

counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 31, 2006 (Consolidated)

May 11, 2006

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda
Director and Executive Manager of Finance Department
Tel.: (03) 6811-6424

Board Meeting Date: May 11, 2006
Parent Company: Nippon Telegraph and Telephone Corporation (Code Number: 9432)
Shareholding Ratio of the Parent Company: 67.3%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥110,833 million (15.2%)	¥21,716 million (25.3%)	¥18,346 million (35.3%)
Year ended March 31, 2005	¥96,188 million (2.8%)	¥17,335 million (15.5%)	¥13,556 million (57.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2006	¥11,401 million (58.7%)	¥17,201.07	–	10.1%	3.6%	16.6%
Year ended March 31, 2005	¥7,182 million (92.0%)	¥12,271.53	–	9.2%	2.9%	14.1%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006: 247million yen
   Year ended March 31, 2005: 125 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2006: 658,240shares
   Year ended March 31, 2005: 579,763shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Revenues, Operating Income, Ordinary Income and Net Income are compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥543,792 million	¥115,696 million	21.3%	¥175,765.71
Year ended March 31, 2005	¥480,228 million	¥109,009 million	22.7%	¥165,606.94

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2006: 658,240 shares
Year ended March 31, 2005: 658,240shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2006	¥22,243 million	-¥45,157 million	¥32,214 million	¥19,503 million
Year ended March 31, 2005	¥24,572 million	-¥27,812 million	¥7,081 million	¥10,203 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 7

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 5

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥53,500 million	¥9,500 million	¥5,500 million
Annual	¥123,000 million	¥21,500 million	¥12,000 million

(Reference)
Estimated net income per share (annual): 18,230.43 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year Ended March 31, 2006

May 11, 2006

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda
Director and Executive Manager of Finance Department
Tel.: (03) 6811-6424

Board Meeting Date: May 11, 2006
Dividend Payment Date: June 23, 2006
Interim Dividends: applicable
Ordinary General Meeting of Shareholders: June 22, 2006

Unit Share System: not applicable

1. Business Results (April 1, 2005 through March 31, 2006)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥102,539 million (15.3%)	¥21,253 million (24.6%)	¥17,693 million (34.2%)
Year ended March 31, 2005	¥88,906 million (4.6%)	¥17,052 million (15.2%)	¥13,188 million (57.5%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2006	¥11,003 million (58.9%)	¥16,603.09	–	9.9%	3.5%	17.3%
Year ended March 31, 2005	¥6,925 million (96.1%)	¥11,827.91	–	9.0%	2.8%	14.8%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2006: 658,240 shares
   Year ended March 31, 2005: 579,763 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Revenues, Operating Income, Ordinary Income and Net Income are compared to the prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2006	¥5,000.00	¥2,500.00	¥2,500.00	¥3,291 million	30.1%	2.9%
Year ended March 31, 2005	¥5,000.00	–	¥5,000.00	¥3,291 million	42.3%	3.1%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥540,482 million	¥114,069 million	21.1%	¥173,294.38
Year ended March 31, 2005	¥476,512 million	¥107,780 million	22.6%	¥163,739.97

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2006: 658,240 shares
   Year ended March 31, 2005: 658,240shares
2. *Total number of treasury stock as of the end of each period:*
   Year ended March 31, 2006: –
   Year ended March 31, 2005: –

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥50,000 million	¥9,000 million	¥5,000 million	¥2,500.00	–	–
Annual	¥116,500 million	¥19,500 million	¥11,000 million	–	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 16,711.22 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

June 1, 2006

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Convocation of the 21st Ordinary General Meeting of Shareholders

This is to inform you that the Company's 21st Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in writing or via Internet. After examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us, or by accessing to the website (http://www.it-soukai.jp/) as specified by us, and exercise your voting rights.

Particulars

(1) Date: 10:00 a.m., Thursday, June 22, 2006

(2) Place: Granpark Plaza Wing 3rd Floor, Conference Room
4-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2006 and Business Report and Consolidated Statement of Income for the 21st fiscal year (from April 1, 2005 through March 31, 2006) and report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors.

2. Presentation of Balance Sheet as of March 31, 2006 and Statement of Income for the 21st fiscal year (from April 1, 2005 through March 31, 2006)

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the 21st fiscal year
Agendum No. 2:	Amendments to the Articles of Incorporation
Agendum No. 3:	Election of 14 directors
Agendum No. 4:	Election of 2 corporate auditors
Agendum No. 5:	Payment of retirement benefits to retiring directors and a retiring corporate auditor

* * * * * * * * * *

1. If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.
2. If you intend to exercise your voting rights via Internet, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet".

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2005 through March 31, 2006

1. OUTLINE OF OPERATIONS

Business developments and results, business issues to be dealt with, financing and capital investments of the Group, business results and financial condition of the Group and the Company in recent years are mentioned.

2. OUTLINE OF THE GROUP AND THE COMPANY

Information relating to principal businesses and principal offices of the Group, status of shares, employees, business combination, principal correspondent banks, directors and corporate auditors of the Company and the amount of remuneration, etc. of payable to the Accounting Auditors is mentioned.

3. MATERIAL FACTS RELATING TO THE STATE OF THE GROUP WHICH OCCURRED AFTER THE RELEVANT FISCAL PERIOD

Not applicable.

CONSOLIDATED BALANCE SHEET

As of March 31, 2006

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥19,526
Notes receivable and accounts receivable	6,174
Inventory	40,445
Deferred tax assets	1,304
Others	3,037
Allowance for doubtful receivables	(2)
Total current assets	70,486
Fixed Assets:	
Tangible fixed assets:	
Buildings and structures	326,969
Machinery, equipment and vehicle	3,816
Land	76,374
Construction in progress	307
Others	3,308
Total tangible fixed assets	410,777
Intangible fixed assets:	1,801
Investment and other assets:	
Investment securities	29,768
Long-term prepaid expenses	21,191
Deferred tax assets	3,449
Others	6,321
Allowance for doubtful receivables	(5)
Total investment and other assets	60,726
Total fixed assets	473,305
Total Assets	¥543,792

	(Millions of yen)
Liabilities	
Current Liabilities:	
Notes payable and accounts payable	¥13,274
Short-term borrowings	66,957
Current portion of bonds	7,500
Accrued income taxes, etc.	6,226
Others	17,717
Total current liabilities	111,675
Fixed Liabilities:	
Bonds	19,300
Long-term borrowings	175,185
Accrued retirement benefits for employees	5,084
Accrued retirement benefits for directors and corporate auditors	200
Lease deposits from tenants	116,563
Others	5
Total fixed liabilities	316,339
Total liabilities	428,015
Minority Interests	
Minority interests	80
Shareholders' Equity	
Common stock	48,760
Capital surplus	34,109
Earned surplus	32,299
Unrealized gains on securities	526
Total Liabilities, Minority Interests and Shareholders' Equity	¥543,792

CONSOLIDATED STATEMENT OF INCOME
(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues:	¥110,833
Operating expenses:	
Cost of revenue from operations	78,462
Selling, general and administrative expenses	10,654
Total operating expenses	89,116
Operating income	21,716
Non-operating revenues and expenses:	
Non-operating revenues:	
Interest and dividend income	31
Charge income	215
Equity method investment gain	247
Others	91
Total non-operating revenues	586
Non-operating expenses:	
Interest expenses	3,173
Early repayment commission	679
Others	104
Total non-operating expenses	3,956
Ordinary income	¥18,346

Extraordinary Items	*(Millions of yen)*
Extraordinary gain:	
Gain on sale of fixed assets	¥4,107
Total extraordinary gain	4,107
Extraordinary loss:	
Loss on retirement of fixed assets	1,427
Impairment loss	1,625
Loss on revaluation of investment securities	234
Total extraordinary loss	3,287
Net profit before adjustment of tax, etc.	19,166
Income tax, inhabitants tax and enterprise tax	7,575
Adjustment of income taxes, etc.	185
	7,760
Minority interests	4
Net income for the period	¥11,401

Copy of Audit Report of the Accounting Auditors on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

Board of Directors
NTT URBAN DEVELOPMENT CORPORATION

May 8, 2006

ChuoAoyama PricewaterhouseCoopers

Yasushi Hamada (Seal)
Certified Public Accountant
Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 3 of Article 19-2 of the former "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) of NTT URBAN DEVELOPMENT CORPORATION (the "Company") for the 21st fiscal year from April 1, 2005 to March 31, 2006. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

1. The consolidated financial statements present fairly the financial condition and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

2. As set forth under change in accounting treatment, the Company adopted the "Accounting Standard for Impairment of Fixed Assets" and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" from this fiscal year, and such change, due to the fact that these accounting standard and implementation guidance have been adopted from this fiscal year, is due and proper.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) during the 21st fiscal year from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

   Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, received reports and explanations on the consolidated financial statements from the Directors and the Accounting Auditors and conducted the audit.

2. Results of Audit

   The methods and results of the audit by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper.

May 10, 2006

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Mitsuharu Otani (Seal)
Full-time Corporate Auditor

Reiichi Nakano (Seal)
Full-time Corporate Auditor

Toshio Maegawa (Seal)
Corporate Auditor

Hirokazu Muto (Seal)
Corporate Auditor

(Note) All corporate auditors are outside corporate auditors as set forth in paragraph 1, Article 18 of the former "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations."

BALANCE SHEET

As of March 31, 2006

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥17,981
Accounts receivable	5,285
Property for sale	374
Property for sale in progress	39,862
Construction in progress (inventory)	122
Stored goods	16
Prepaid expenses	442
Deferred tax assets	1,312
Others	2,515
Allowance for doubtful receivables	(0)
Total current assets	67,912
Fixed Assets:	
Tangible fixed assets:	
Buildings	320,601
Structures	6,301
Machinery and equipment	3,816
Tools, furniture and fixtures	3,296
Land	76,374
Construction in progress	307
Total tangible fixed assets	410,698
Intangible fixed assets:	
Leasehold	1,129
Software	385
Others	277
Total intangible fixed assets	¥1,792

Investment and other assets:	
Investment securities	¥12,427
Shares of affiliated companies	943
Other securities of affiliated companies	16,000
Contribution to capital	4
Bankruptcy and reorganization claim	2
Long-term prepaid expenses	21,191
Lease deposits paid	5,964
Deferred tax assets	3,338
Others	209
Allowance for doubtful receivables	(2)
Total investment and other assets	60,079
Total fixed assets	472,570
Total Assets	¥540,482

	(Millions of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥12,298
Short-term borrowings	34,500
Current portion of long-term borrowings	32,206
Current portion of bonds	7,500
Accrued amount payable	4,371
Accrued expenses	1,619
Accrued income taxes, etc.	6,018
Advances received	7,837
Deposits received	2,072
Others	2,197
Total current liabilities	110,619
Fixed Liabilities:	
Bonds	19,300
Long-term borrowings	173,955
Long-term accrued amount payable	879
Accrued retirement benefits for employees	4,715
Accrued retirement benefits for directors and corporate auditors	145
Lease deposits from tenants	116,791
Others	5
Total fixed liabilities	315,793
Total liabilities	426,413
Shareholders' Equity	
Common Stock	48,760
Capital Surplus	
Capital reserve	34,109
Total capital surplus	34,109
Earned Surplus	
Earned reserve	3,437
Unappropriated reserve	
Contingent reserve	5,000
Reserve for advanced depreciation of fixed assets	2,624
Total unappropriated reserve	7,624
Unappropriated retained earnings for the period	19,610
Total earned surplus	30,672
Unrealized gains on securities	526
Total shareholders' equity	114,069
Total Liabilities and Shareholders' Equity	¥540,482

STATEMENT OF INCOME

(Year ended March 31, 2006)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues:	
Operating revenues from leasing business	¥77,207
Operating revenues from residential property sales business	23,543
Operating revenues from other businesses	1,788
Total operating revenues	102,539
Operating expenses:	
Cost of sales for leasing business	53,469
Cost of sales for residential property sales business	16,828
Cost of sales for other businesses	1,065
Selling, general and administrative expenses	9,922
Total operating expenses	81,286
Operating income	21,253
Non-operating revenues and expenses:	
Non-operating revenues:	
Interest and dividend income	102
Charge income	215
Others	67
Total non-operating revenues	385
Non-operating expenses:	
Interest expenses	2,930
Interest on bonds	239
Early repayment commission	679
Others	96
Total non-operating expenses	3,945
Ordinary income	¥17,693

	(Millions of yen)
Extraordinary Items	
Extraordinary gain:	
Gain on sale of fixed assets	¥4,107
Total extraordinary gain	4,107
Extraordinary loss:	
Loss on retirement of fixed assets	1,427
Impairment loss	1,625
Loss on revaluation of investment securities	234
Total extraordinary loss	3,287
Net income before income taxes	18,513
Income tax, inhabitants tax and enterprise tax	7,323
Adjustment of income taxes, etc.	187
	7,510
Net income for the period	11,003
Retained earnings brought forward	10,253
Interim dividend amount	1,645
Unappropriated retained earnings for the period	¥19,610

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥19,610,877,571
Reversal of reserve for advanced depreciation of fixed assets	21,791,426
Total	19,632,668,997

We will appropriate these amounts as follows:

Dividend (¥2,500 per share)	1,645,600,000
Bonuses to directors and corporate auditors (of which corporate auditors' bonus: ¥7,533,000)	74,448,000
Reserve for advanced depreciation of fixed assets	1,634,746,268
Total appropriation of retained earnings	3,354,794,268
Retained earnings brought forward to the next period	¥16,277,874,729

(Note) Interim dividend of ¥1,645,600,000 (¥2,500 per share) was paid on December 6, 2005.

Copy of Audit Report of Accounting Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

May 8, 2006

ChuoAoyama PricewaterhouseCoopers

Yasushi Hamada (Seal)
Certified Public Accountant
Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of paragraph 1, Article 2 of the former "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed appropriation of retained earnings) of NTT URBAN DEVELOPMENT CORPORATION ("the Company") for the 21st fiscal year from April 1, 2005 to March 31, 2006, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the accounting books and records of the Company. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income of the Company present fairly the financial condition and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

2. As set forth under change in accounting treatment, the Company adopted the "Accounting Standard for Impairment of Fixed Assets" and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" from this fiscal year, and such change, due to the fact that these accounting standard and implementation guidance have been adopted from this fiscal year, is due and proper.

3. The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

4. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

5. The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the former Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each corporate auditor of the methods and results of the audit concerning the execution of duties of the directors during the 21st fiscal year from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Pursuant to the audit regulations prescribed by the Board of Corporate Auditors, and in accordance with the audit policies and audit planning, each corporate auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and others, inspected important documents including those showing approval of executives, investigated the state of the Company's business and financial condition at the head office and principal offices, and requested reports on business from the subsidiaries when necessary. Each corporate auditor has also received reports and explanations from the independent auditors and examined the financial statements and the supplementary statements.

In connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, and others, each corporate auditor has, in addition to the aforesaid methods, requested reports from the directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial condition and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the directors.

Furthermore, there has been no breach of their obligations by the directors in connection with matters set forth in paragraph 1, Article 133 of the former Enforcement Regulations of the Commercial Code, such as the competitive businesses engaged in by the directors.

May 10, 2006

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Mitsuharu Otani (Seal)
Full-time Corporate Auditor

Reiichi Nakano (Seal)
Full-time Corporate Auditor

Toshio Maegawa (Seal)
Corporate Auditor

Hirokazu Muto (Seal)
Corporate Auditor

(Note) All corporate auditors are outside corporate auditors as set forth in paragraph 1, Article 18 of the former "Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations."

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

658,238

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 21st fiscal year

The content of the proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendments to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of 14 directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of 2 corporate auditors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidate are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring directors and a retiring corporate auditor

It is proposed that appropriate retirement benefits be paid to retiring directors and retiring corporate auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring directors, and among the corporate auditors for the retiring corporate auditor.

Names and brief personal histories of the retiring directors and retiring corporate auditor are mentioned.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights through Internet are mentioned.

(Summary English Translation)

June 22, 2006

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Resolutions of the 21st Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 21st Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2006 and Business Report and Consolidated Statement of Income for the 21st fiscal year (from April 1, 2005 through March 31, 2006) and report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors

2. Presentation of Balance Sheet as of March 31, 2006 and Statement of Income for the 21st fiscal year (from April 1, 2005 through March 31, 2006)

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 21st fiscal year

Approved as proposed.

Agendum No. 2:	Amendments to the Articles of Incorporation
	Approved as proposed.
Agendum No. 3:	Election of 14 directors
	Approved as proposed.
Agendum No. 4:	Election of 2 corporate auditors
	Approved as proposed.
Agendum No. 5:	Payment of retirement benefits to retiring directors and a retiring corporate auditor
	Approved as proposed.

(Summary English Translation)

Business Report for the 21st Fiscal Period

April 1, 2005 through March 31, 2006

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Kiyoshi Mita, the Representative Director and President of the Company, as well as the business results for the fiscal year, future business strategies and efforts on corporate governance, are mentioned.

GRAND OPENING OF AKIHABARA UDX

A description of Akihabara UDX, which opened on March 9, 2006, is provided.

OUTLINE OF BUSINESS

A brief description and results of operations of each of the leasing business, residential property sales business and other business are mentioned.

FINANCIAL ACCOUNTS (CONSOLIDATED)

Summary Consolidated Balance Sheet as of March 31, 2006, Summary Consolidated Statement of Income for the year ended March 31, 2006 and Summary Consolidated Statement of Cash Flows for the year ended March 31, 2006 are provided, together with year-to-year changes of total assets, interest-bearing liabilities, shareholders' equity and ratio of shareholders' equity to assets, operating revenues, ordinary income and ratio of ordinary income to operating revenues, and net income shown in the form of graphs.

RECENT TOPICS

The major renewal of the "IR Information" on the website of the Company is featured.

OUTLINE OF THE COMPANY

Company Data (as of March 31, 2006)

The name, location of the head office, date of incorporation, amount of capital, number of employees (consolidated) and branches are mentioned.

Officers (as of June 22, 2006)

The names of 14 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of March 31, 2006)

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on

which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 21st fiscal year (from April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 23, 2006 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Brief history of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Operating revenues
   3. Material business issues to be dealt with
   4. Risks of business operations, etc.
   5. Contracts, etc. being material to operation of business
   6. Research and development activities
   7. Analysis of financial position and results of operations

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities
   3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Acquisition, etc. of treasury stock
   3. Dividend policy
   4. Changes in share price
   5. Officers
   6. Corporate governance

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.